Exhibit 99.3

TIDAL ROYALTY CORP.

AMENDED AND RESTATED STOCK OPTION PLAN

July 15, 2017, amended and restated as of December 6, 2018

Table of Contents

ARTICLE I — DEFINITIONS AND INTERPRETATION

ARTICLE II — PURPOSE AND PARTICIPATION

2.1          Purpose ......................................................................................................................... 3

2.2          Participation .................................................................................................................. 3

2.3          Notification of Award ................................................................................................... 3

2.4          Copy of Plan ................................................................................................................. 3

2.5          Limitation ..................................................................................................................... 3

ARTICLE III — TERMS AND CONDITIONS OF OPTIONS

ARTICLE IV — EXERCISE OF OPTION

4.1          Exercise of Option ........................................................................................................ 7

4.2          Exercise Restrictions .................................................................................................... 7

4.3          Issue of Share Certificates ............................................................................................ 7

4.4          Condition of Issue ......................................................................................................... 7

ARTICLE V — ADMINISTRATION

5.1          Administration .............................................................................................................. 7

5.2          Interpretation ................................................................................................................ 8

ARTICLE VI — AMENDMENT AND TERMINATION

6.1          Prospective Amendment ............................................................................................... 8

6.2          Retrospective Amendment ............................................................................................ 8

6.3          Termination .................................................................................................................. 8

6.4          Agreement .................................................................................................................... 8

ARTICLE VII — APPROVALS REQUIRED FOR PLAN

7.1          Approvals Required for Plan ........................................................................................ 8

7.2          Substantive Amendments to Plan ................................................................................. 9

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1        DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Administrator” means the person as may be designated as Administrator by the Board from time to time;

“Affiliate” means a corporation that is affiliated with the Company because (i) one of them is the subsidiary of the other; or (ii) each of them is controlled by the same individual or corporation;

“Applicable Laws” means all legal requirements relating to the administration of stock option plans, if any, under applicable corporate laws, any applicable state or provincial securities laws, the rules and regulations promulgated thereunder, and the requirements of the Exchange, and the laws of any foreign jurisdiction applicable to Options granted to residents therein;

“Award Date” means the date on which the Board grants a particular Option; “Board” means the board of directors of the Company;

“Company” means Tidal Royalty Corp. or any “affiliate” thereof (as defined in the Securities Act);

“Consultant” means an individual or Consultant Company other than an Employee or a Director of the Company, that (i) provides ongoing consulting, technical, management or other services to the Company or to an  Affiliate of the Company; (ii) provides the services under a written contract between the Company or the Affiliate and the individual or the Consultant Company; (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and (iv) has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Director” means directors, senior officers and Management Company Employees of the Company; “Earlier Termination Date” means the date determined in accordance with section 3.4 after which a particular Option cannot be exercised;

“Employee” means (i) an individual considered an employee of the Company or a subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company or a subsidiary providing services normally provided by an employee but for whom income tax and other deductions are not made; (iii) an individual who works for the Company or a subsidiary on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made; and (iv) other persons who are providing, have provided, or have agreed to provide a service of value to the Company or a subsidiary;

“Exchange” means the CSE Exchange or successor stock exchange;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule

“B” hereto, duly executed by the Option Holder;

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with section 3.5;

“Expiry Date” means the date determined in accordance with section 3.3 after which a particular Option cannot be exercised;

“Investor Relations Activities” has the same meaning given to it under Policy 1.1 of the CSE Exchange

Corporate Finance Manual and Policies;

“Management Company Employee” means an individual employed by a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

“Option” means an option to acquire Shares awarded pursuant to the Plan;

“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

“Option Holder” means a person who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

“Personal Representative” means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means this amended and restated stock option plan; “Securities Act” means the Securities Act (British Columbia); and

“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2        CHOICE OF LAW

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.3        HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE II

PURPOSE AND PARTICIPATION

2.1        PURPOSE

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate Directors, Employees and Consultants, to reward such of those persons by the grant of Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such persons to acquire Shares as long term investments.

2.2        PARTICIPATION

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and/or Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director or Consultant, the Board shall, in its sole discretion but subject to section 3.2, determine the number of Shares to be acquired on the exercise of such Option.  If the Board elects to award an Option to an Employee, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion but subject to section 3.2, and in so doing the Board may take into account the following criteria:

(a)        the Employee’s remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees as at the Award Date;

(b)        the length of time that the Employee has provided services to the Company; and

(c)        the nature and quality of work performed by the Employee.

In the case of Options awarded to Employees, Consultants or Management Company Employees, the Company will be deemed to have represented that the recipient is a bona fide Employee, Consultant or Management Company Employee.

2.3        NOTIFICATION OF AWARD

Following the approval by the Board of the awarding of an Option, the Option Holder shall be notified of the award and given an Option Certificate representing the Option so awarded.

2.4        COPY OF PLAN

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan.   A copy of any amendment to the Plan shall be promptly provided to each Option Holder.

2.5        LIMITATION

The Plan does not give any Option Holder the right to continue to be employed or engaged by the

Company.

ARTICLE III

TERMS AND CONDITIONS OF OPTIONS

3.1        BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2        NUMBER OF SHARES

The maximum number of Shares reserved for issuance under the Plan at any one time shall not exceed at any time 10% of the then-issued and outstanding Shares.

The total number of Options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding Shares as at the Award Date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

The total number of Options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding Shares as at the Award Date. The total number of Options awarded in any 12 month period to Employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares as at the Award Date.

3.3        TERM OF OPTION

Subject to section 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than:

(a)        in the case of an Option granted prior to the Shares being listed on the Exchange, the fifth anniversary of the date on which the Shares are listed on the Exchange; or

(b)        in the case of an Option granted after the Shares have been listed on the Exchange, the tenth anniversary of the Award Date of the Option.

3.4        TERMINATION OF OPTION

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder.   Any Option or part thereof not exercised within the Exercise Period shall terminate and become void as of 5:00 p.m. (Vancouver time) on the first to occur of the Expiry Date or the Earlier Termination Date. The Earlier Termination Date shall be the date established, if applicable, in subsections (a) or (b) below.

(a)        Death

In the event that the Option Holder should die while he or she is still (i) a Director, Consultant or Employee (other than a Consultant or an Employee performing Investor Relations Activities), the Expiry Date shall be 12 months from the date of death of the Option Holder; or (ii) a person performing Investor Relations Activities, the Expiry Date shall be 90 days from the date of death of the Option Holder.

(b)         Ceasing to be a Director, Employee or Consultant

In the event that the Option Holder ceases to be a Director, Employee or Consultant other than by reason of death and ceases to be eligible through another capacity to hold an Option, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director, Employee or Consultant unless any of the following apply:

(i)         the Option Holder ceases  to meet the qualifications for directors  prescribed  by  the corporate legislation to which the Company is then subject and the Option Holder is not eligible through another capacity to hold an Option;

(ii)        the Option Holder ceases to be a director of the  Company by reason of a special resolution to that effect having been passed by the members of the Company pursuant to the corporate legislation to which the Company is then subject and the Option Holder is not eligible through another capacity to hold an Option;

(iii)       the Option Holder’s relationship with the Company or the Management Company is terminated for cause; or

(iv)       an order of the British Columbia Securities Commission or other regulatory authority having jurisdiction is made prohibiting the Option Holder from holding an Option,

in which case the Earlier Termination Date shall be the date on which any of the above occurs.

3.5        EXERCISE PRICE

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and if the Shares are then listed on the Exchange, shall not be less than the closing price of the Shares on the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange.

3.6        REDUCTION IN EXERCISE PRICE

Disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Option Holder is an insider of the Company at the time of the proposed amendment.

3.7        ASSIGNMENT OF OPTIONS

Options may not be assigned or transferred, provided however that the Personal Representative of an

Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.8        ADJUSTMENTS

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9        VESTING

The following provisions regarding vesting shall apply to the Options:

(a)        For so long as the Company is not classified as a Tier 1 Issuer or equivalent designation on the Exchange, all Options awarded pursuant to the Plan, except in exceptional circumstances as determined by the Board, must contain conditions relating to the vesting of the right to exercise an Option awarded to any Option Holder, which will provide that the right to purchase the Shares under the Option may not be exercised any earlier than six equal quarterly releases over a period of 18 months from the Award Date.

In the event that the classification of the Company on the Exchange is upgraded to that of a Tier 1

Issuer or equivalent designation, or the Shares are no longer listed on the Exchange, the Board may, in its sole discretion at the time the Option is awarded, but will not be required to, impose conditions relating to the vesting of the right to exercise an Option awarded to any Option Holder. The Board may (but will not be required to) accelerate or remove the vesting provisions applying to previously granted Options.

(b)        The Board may grant Options bearing vesting provisions less favourable than those specified in subsections 3.9(a). Notwithstanding the provisions of subsections 3.9(a) and subject to Exchange acceptance, the Board may grant Options bearing vesting provisions more favourable than those specified in subsections 3.9(a).

(c)        Option Certificates will disclose vesting conditions which are as specified by the Board.

(d)        The vesting schedule in subsection 3.9(a) shall be automatically and immediately accelerated such that all remaining Options will then be available for exercise upon the occurrence of a take over bid which is a formal bid, as those terms are defined under the Securities Act.

3.10      HOLD PERIODS

(a)        If required by Applicable Laws, any Options will be subject to a hold period expiring on the date that is four months and a day after the Date of Grant, and the Option Agreements and the certificates representing any Shares issued prior to the expiry of such hold period will bear a legend in substantially the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED HEREBY MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].”

(b)        In addition to any resale restrictions under any Applicable Laws, if the Option Price is set at a Discounted Market Price rather than the Market Price (as defined in Exchange Policies), the Option Agreements and the certificates representing any Shares realized on the exercise thereof will bear the following legend:

“WITHOUT COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].”

ARTICLE IV EXERCISE OF OPTION

4.1        EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft (or other payment method acceptable to the Company) payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2        EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option in addition to the vesting provisions specified in section 3.9. Any such restrictions shall be recorded on the applicable Option Certificate.

4.3        ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased bearing such legends denoting trading restrictions as may be required by applicable securities laws and/or the Exchange. It is the Option Holder's responsibility to comply with any such trading restrictions.  If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.4        CONDITION OF ISSUE

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

ARTICLE V ADMINISTRATION

5.1       ADMINISTRATION

The Plan shall be administered by the Administrator on the instructions of the Board or such committee of the Board authorized to act in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any other person such administrative duties and powers as it may see fit.

5.2        INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in  good faith and  each  member of the  Board  and  each  such person shall be  entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE VI AMENDMENT AND TERMINATION

6.1        PROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time amend the Plan and the terms and conditions of any  Option thereafter to be awarded and, without limiting  the generality  of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.2        RETROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time retrospectively amend the Plan and may also, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously awarded.

6.3        TERMINATION

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Plan.

6.4        AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

ARTICLE VII APPROVALS REQUIRED FOR PLAN

7.1        APPROVALS REQUIRED FOR PLAN

The Plan is subject to shareholder and regulatory approvals if required.

7.2        SUBSTANTIVE AMENDMENTS TO PLAN

For as long as the Company is listed on the Exchange, any substantive amendments to the Plan shall be subject to the Company first obtaining the necessary approvals of:

(a)        the shareholders of the Company; and

(b)        the Exchange.

Schedule A

TIDAL ROYALTY CORP. STOCK OPTION PLAN

OPTION CERTIFICATE

[If the Option is granted at a discount to the Market Price, insert the following hold period legend: Without compliance with all applicable securities legislation, the securities issued upon the exercise of the Option granted herein may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of a Canadian Stock Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until (four months and one day after the date of grant).]

[If the Option is granted to an Insider, insert the following hold period legend: Unless permitted under securities legislation, the holder of the securities represented hereby must not trade the securities before (four months and one day after the date of grant)].

This certificate is issued pursuant to the provisions of the TIDAL ROYALTY CORP. (the “Company”) Stock Option Plan (the “Plan”) and evidences that                                   is the holder of an option (the “Option”) to purchase up to                 common shares (the “Shares”) in the capital stock of the Company at a purchase price of

$       per Share. Subject to the provisions of the Plan:

(a)         the Award Date of this Option is                                       _, and (b)         the Expiry Date of this Option is                                       _. Applicable Vesting or Other Restrictions

The Options will vest to the Optionee, and be eligible to be exercised on the basis of not more than one-sixth of the number of Options granted every three months following the Award Date (expiring 18 months from the Award Date).

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

TIDAL                                                                      ROYALTY                                                                      CORP.

by its authorized signatory:

NAME, TITLE

Schedule B EXERCISE NOTICE

To:      The Administrator, Stock Option Plan

TIDAL ROYALTY CORP.

The undersigned hereby irrevocably gives notice, pursuant to the TIDAL ROYALTY CORP. (the “Company”) Stock  Option Plan (the “Plan”), of the exercise of the Option  to acquire and hereby subscribes for (cross out inapplicable item):

(a)        all of the Shares; or

(b)                                             of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i)         number of Shares to be acquired on exercise:                                             Shares

(ii)        times the Exercise Price per Share:                                    $

TOTAL EXERCISE PRICE, enclosed herewith:                           $

The undersigned tenders herewith a certified cheque or bank draft (circle one) in the amount of

$                               payable to the Company in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

____________________________________

____________________________________

____________________________________

Dated the ___________day of                   , 200

Signature of Witness	Signature of Option Holder
Name of Witness (please print)	Name of Option Holder (please print)